Exhibit 99.1

1701 Hollis Street
Suite 400, PO Box 2067
Halifax, Nova Scotia
B3J 2Z1
Tel: 902-468-0614 Fax: 902-468-0931

Report of Voting Results Pursuant to Section 11.3 of National Instrument 51-102

May 18, 2010

Following the annual and special meeting of shareholders of Gammon Gold Inc., held on May 13, 2010 (the “Meeting”), and in accordance with section 11.3 of National Instrument 51-102, we hereby advise you of the following voting results obtained at the Meeting:

Item Voted Upon	Voting Result
1. Election of Directors.	*The nominees proposed by management were elected by a majority of shareholders on a show of hands.
2. Re-appointment of KPMG LLP, Chartered Accountants, as the Corporation’s auditors.	*KPMG LLP, Chartered Accountants were re-appointed as auditors by a majority of shareholders on a show of hands

3. Approval of the amendment of the Corporation’s Stock Option Plan to increase the maximum number of common shares reserved for grant of stock options under the Stock Option Plan, since its inception, by 1,000,000 common shares from 25,000,000 to 26,000,000 common shares.

*The ordinary resolution for the approval of the amendment of the Corporation’s Stock Option Plan to increase the maximum number of common shares reserved for grant of stock options under the Stock Option Plan, since its inception, by 1,000,000 common shares from 25,000,000 to 26,000,000 common shares was approved by a majority of shareholders on a show of hands excluding the votes of the executive officers of the Corporation.

4. Approval of the amendments to the Corporation’s Stock Option Plan to include a change of control provision so that all outstanding stock options shall vest immediately in the event of a change of control.

*The ordinary resolution for the approval of the amendments to the Corporation’s Stock Option Plan to include a change of control provision so that all outstanding stock options shall vest immediately in the event of a change of control, was approved by a majority of shareholders on a show of hands excluding the votes of the executive officer and the directors of the Corporation.

5. Approval of the implementation of the Deferred Share Unit Plan of the Corporation for the directors, President & CEO, CFO and COO, effective July 1, 2010 and the reservation of 1,000,000 common shares of the Corporation for issuance thereunder.

*The ordinary resolution for the approval of the implementation of the Deferred Share Unit Plan of the Corporation for the directors, President & CEO, CFO and COO, effective July 1, 2010 and the reservation of 1,000,000 common shares of the Corporation for issuance thereunder, was approved by a majority of shareholders on a show of hands excluding the votes of the executive officer and the directors of the Corporation.

Trusting the whole is to your satisfaction, we remain,

Yours truly,

GAMMON GOLD INC.

Per:    Rene Marion
           President & Chief Executive Officer